[.TX] 1-8


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                         (Amendment No.     1     )*
                                       -----------

                        CARDINAL REALTY SERVICES, INC.
                   -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)

                                  141538108
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement | |. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





























4073738                      Page  1  of  8  pages
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

- -------------------------------
CUSIP No.  141538108                     13G
- -------------------------------

- -------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BankAmerica Corporation
       94-1681731

- -------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) |_|
                                                           (b) |_|

- -------------------------------------------------------------------------------
3      SEC USE ONLY



- -------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

- -------------------------------------------------------------------------------
                      5     SOLE VOTING POWER

      NUMBER OF             -0-
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      6     SHARED VOTING POWER
      OWNED BY
        EACH                513,929/a/
      REPORTING       ---------------------------------------------------------
       PERSON         7     SOLE DISPOSITIVE POWER
        WITH
                            None
                      ---------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                            513,929/a/
- -------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       513,929/a/
- -------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



- -------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


       14.2%/b/
- -------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       HC

- -------------------------------------------------------------------------------

                   *SEE INSTRUCTION BEFORE FILLING OUT!

/a/ The Issuer's securities (the "Securities") are directly owned by Bank of America National Trust and Savings Association (BANT&SA). BANT&SA is a direct and wholly-owned subsidiary of the parent company, BankAmerica Corporation (BAC). Under 13d-3 BAC may be deemed to be a beneficial owner of such securities. However, in practice and in fact BAC neither directs nor controls the dispositive power or voting power with respect to these securities. Accordingly, the filing of this Schedule should not be construed as an admission that BAC beneficially owns the Securities, or that BAC has shared voting or dispositive powers over the Securities. BAC expressly disclaims beneficial ownership, voting power and dispositive power in connection with the Securities.

/b/ Based on total common stock outstanding (less treasury shares) as of the Issuer's March 31, 1996 Form 10-Q.

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


- -------------------------------
CUSIP No.  141538108                     13G
- -------------------------------


- -------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Bank of America National Trust and Savings Association
       94-1687665
- -------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) |_|
                                                           (b) |_|

- -------------------------------------------------------------------------------
3      SEC USE ONLY



- -------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION


       United States of America
- -------------------------------------------------------------------------------
                      5     SOLE VOTING POWER

      NUMBER OF             513,929
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      6     SHARED VOTING POWER
      OWNED BY
        EACH                -0-
      REPORTING       ---------------------------------------------------------
       PERSON         7     SOLE DISPOSITIVE POWER
        WITH
                            513,929
                      ---------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                            -0-
- -------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       513,929
- -------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



- -------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


       14.2%/a/
- -------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       BK
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

/a/ Based on total common stock outstanding (less treasury shares) as of the Issuer's March 31, 1996 Form 10-Q.




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                                 SCHEDULE 13G

CUSIP Number:  141538108


Item 3/1/  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
           -------------------------------------------------------------------
           check whether the person filing is a:
           ------------------------------------

           This statement is not being filed pursuant to Rules 13d-1(b) or 13d-2(b).

Item 4     Ownership:
           ---------
           Certain ownership information is based upon the Issuer's March 31, 1996 Form 10-Q./2/

           (a) Amount beneficially owned:/3/
               By both BankAmerica Corporation (BAC) and Bank of America National Trust and Savings Association (BANT&SA) -- 513,929 shares

           (b) Percent of class:
               By both BAC and BANT&SA -- 14.2%

           (c) Number of shares as to which such person has:/3/

               (i)   Sole power to vote or to direct the vote
                     BAC -- 0
                     BANT&SA -- 513,929

               (ii)  Shared power to vote or direct the vote
                     BAC -- 513,929
                     BANT&SA -- 0

               (iii) Sole power to dispose or to direct the disposition of
                     BAC -- 0
                     BANT&SA -- 513,929

               (iv) Shared power to dispose or to direct the disposition of BAC -- 513,929
                     BANT&SA -- 0

Item 7     Identification and Classification of the Subsidiary Which Acquired
           ------------------------------------------------------------------
           the Security Being Reported on by the Parent Holding Company:
           ------------------------------------------------------------
           This Schedule is filed pursuant to Rule 13d-1(c), following is the identity of the relevant subsidiary:

                Bank of America National Trust and Savings Association 555 California Street
                San Francisco, CA  94104

           BANT&SA is a wholly-owned direct subsidiary of the parent corpora-tion, BAC.

Item 8     Identification and Classification of Members of the Group:
           ---------------------------------------------------------
           Not applicable.

Item 10/4/ Certification:
           -------------

           Not applicable.


- -------------

/1/ In the Filing Persons' original Form 13G, dated February 11, 1994 (the
    "Original Filing"), Item 3 was erroneously completed. Since the Original Filing was filed with the Commission pursuant to Rule 13d-1(c), Item 3 was inapplicable and is amended accordingly with this filing.

/2/ Based on total common stock outstanding (less treasury shares) as of the Issuer's March 31, 1996 Form 10-Q.

/3/ The Issuer's securities (the "Securities") are directly owned by Bank of America National Trust and Savings Association (BANT&SA). BANT&SA is a direct and wholly-owned subsidiary of the parent company, BankAmerica Corporation (BAC). Under 13d-3 BAC may be deemed to be a beneficial owner of such securities. However, in practice and in fact BAC neither directs nor controls the dispositive power or voting power with respect to these securities. Accordingly, the filing of this Schedule should not be construed as an admission that BAC beneficially owns the Securities, or that BAC has shared voting or dispositive powers over the Securities. BAC expressly disclaims beneficial ownership, voting power and dispositive power in connection with the Securities.

/4/ In the Original Filing, Item 10 was erroneously completed. Since the
    Original Filing was filed with the Commission pursuant to Rule 13d-1(c), the Certification required of Rule 13d-1(b) filers was inapplicable. Item 10 is amended accordingly with this filing.


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                                   SIGNATURE/1/
                                   ---------


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


BankAmerica Corporation/2/                   Bank of America NT&SA/2/



By: /s/ JUDITH A. BOYLE                      By: /s/ JUDITH A. BOYLE
    -------------------                          -------------------
    Judith A. Boyle                              Judith A. Boyle

Title:  Counsel (on behalf of                Title:  Counsel
        BankAmerica Corporation)

Dated:  June 27, 1996                        Dated:  June 27, 1996









































- -------------

/1/ See Joint Filing Agreement that follows.
/2/ See signing authority that follows.






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                                    Attachment A
                                    ------------


            AMENDMENT NO. 1 TO SCHEDULE 13 JOINT FILING AGREEMENT


     The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

     (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this is attached and such Amendment No. 1 to Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

     (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.


                               *   *   *   *   *




BankAmerica Corporation                  Bank of America NT&SA


By: /s/ JUDITH A. BOYLE                  By: /s/ JUDITH A. BOYLE
    -------------------                      -------------------
    Judith A. Boyle                          Judith A. Boyle
    Counsel (on behalf of                    Counsel
    BankAmerica Corporation)

Date:  June 27, 1996                         Date:  June 27, 1996




























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                                  Attachment B
                                  ------------


Board of Directors                                   Adopted:  November 1, 1993
BankAmerica Corporation                           Last amended:  August 1, 1994


          GENERAL OPERATING AND BORROWING RESOLUTION (Excerpts from)
          ----------------------------------------------------------

     1. Any two BAC officers listed below under the designation "Group 1" (the "Officers"):

                                   GROUP 1
                                   -------

                    the Chairman of the Board
                    the Chief Executive Officer
                    the President
                    any Vice Chairman of the Board
                    any Vice Chairman
                    the Chief Financial Officer
                    the Treasurer
                    any Executive Vice President
                    any Senior Vice President
                    any Vice President
                    the Secretary

     2. Any one BAC officer listed above under either the designation GROUP 1 or GROUP 2, or any member of the Legal Department of Bank of America NT&SA holding the title of counsel or a title senior thereto be, and hereby is, authorized to sign registrations, reports, certificates, applications and other writings on behalf of BAC for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed desirable by such officer or attorney in connection with BAC's activities or affairs.


































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Board of Directors                                             November 7, 1994
Bank of America NT&SA

                 GENERAL OPERATING RESOLUTION (Excerpts from)
                 --------------------------------------------


2. Regulatory Matters.
   ------------------

   (a) Any ONE of the officers of the Bank listed below under the designation Group III, or any member of the Legal or Tax Departments of the Bank
       ---------
       holding the title of counsel or a title senior thereto is authorized to sign registrations, reports, certificates, applications and other writings on behalf of the Bank for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed appropriate by the officer or member, except for applications for letters patent, trademarks, copyrights, service marks, and similar matters, which are addressed in paragraph (b) below.

4. Officer Group Designations.
   --------------------------

   As used herein the officer designations "Group I," "Group II," and "Group III" consist of the officers listed below:



Group I
- -------

the Chairman of the Board
the President
any Vice Chairman of the Board
any Vice Chairman
the Chief Operating Officer
the Chief Financial Officer
any Group Executive Vice President
any Executive Vice President
any Senior Vice President
any Managing Director
any Vice President
any Assistant Vice President
any Senior Authorized Officer
any Senior Trust Officer
any Trust Officer



















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